Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following email was sent to Dell employees on October 13, 2015.

Dell Global Email from Tom Sweet and Steve Price

Subject: A message from Tom Sweet and Steve Price: Dell and EMC combine to create premier end-to-end technology company

Team,

Yesterday was an exciting day for Dell, our customers and partners, and the industry! We are making history…again.

We know that you likely have a lot of questions – and given that we just announced this yesterday, we may not have the answers for you. We are committed to keeping you informed throughout the process. We hope you had the opportunity to attend your leader’s Business Update call yesterday. The day kicked off with a Dell Global Leadership meeting and we are making a replay of that meeting available to you.

So what’s next? The transaction is expected to close in the second or third quarter of Dell’s fiscal year ending February 3, 2017 (within the months of May to October 2016). The transaction is subject to customary conditions, including receipt of required regulatory and EMC stockholder approvals. If all goes well, we will welcome some 70,000 new colleagues to our team.

We know many of you are curious about the EMC team and their culture. From what you have told us through Tell Dell and our Dell Culture Survey and what we know about the EMC culture, there are a number of similarities. Dell and EMC share a commitment to team members and our communities. Dell and EMC have team member Net Promoter Scores (NPS) that are among the highest in the technology sector. Both Dell and EMC share a commitment to the communities we serve around the world, our environment and maintaining a culture in which ethics and compliance are integrated into daily decision making.

As you have seen, this transaction is generating significant interest and commentary from media and other stakeholders, and we ask that you keep these opinions in proper perspective. In turn, we will continue to communicate with you about what we know in an open, honest and transparent manner.

The success of the transaction requires retaining our core business momentum through deal closure and integration. Let’s stay focused on achieving our FY16 financial commitments. Until the transaction closes, Dell and EMC will operate as separate companies and continue to compete in the marketplace.

Thank you for your relentless commitment to our customers – let’s continue to stay focused and build the next chapter of our history together!

Tom and Steve

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/learn/us/en/uscorp1/secure/dell-emc-transaction).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.